1020 • 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 • 6365 Fax (604) 684 • 8092
1 800 667 • 2114

May 14, 2008

Jill Davis
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010	Via EDGAR

RE:	CONTINENTAL MINERALS CORPORATION
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006
FILED JULY 16, 2007
FILE NO. 0-013978

Dear Ms. Davis:

We acknowledge receipt of your second Comment Letter dated March 13, 2008 in respect of Form 20-F filed by Continental Minerals Corporation (the "Company") for the year ended December 31, 2006. Your comments are in italics, our responses follow. All dollar amounts stated herein are expressed in Canadian Dollars.

	Comment	Response

1.

We note your response to our prior comment number one. It continues to appear that audited parent-only condensed financial statements under Rule 5-04 of Regulation S-X may be required. Please address the following:

Please tell us which subsidiary carries on its books, [and] the mineral property interests physically located in China.

At December 31, 2006, the Company carried the following subsidiaries on its books:

In the Cayman Islands, and the British Virgin Islands (all are holding companies with no material net assets or activities):

N7C Resources Inc
N8C Resources Inc.
Highland Mining Inc.
Top Mining Inc.
Skyland Mining Inc.

In the United States (inactive holding company with no material assets):
Great China Mining Inc.

In Canada (inactive holding company with no material assets):
Great China Mining (Canada) Inc.

In the People's Republic of China (the "PRC"):

Tibet Tian Yuan Minerals Exploration Ltd. ("TTY") (active operating company and holds two exploration properties located in the PRC)

Tibet Jiaertong Mining Inc. (holds one exploration property located in the PRC, which was transferred to TTY during 2007)

Tibet Xihua Mining Inc. (holds one exploration property located in the PRC, which was transferred to TTY during 2007)

We note that the mineral property interests reflected in the appendix to your response letter dated February 14, 2008 are recognized based on an elimination entry. Please explain this adjustment including why they are not reflected in the "China" balance sheet.

The mineral properties were acquired by the publicly- traded parent company, Continental Minerals Corporation, through the issuance of its common shares. Consequently, the Canadian parent company has an "investment in mineral property interests" which needed to be eliminated. We advise that the properties are all located in the PRC.

We believe the following additional comments may be useful in your review of this file.

Application of Rule 5.04 of Regulation S-X:

We do not believe that the requirement of these approvals from the State Administration for Foreign Exchange would necessitate the application of Rule 5.04 of Regulation S-X. The Company has the ability to conduct its affairs in China as it determines appropriate, including the sale or purchase of material assets, and the assumption and extinguishment of material liabilities. Many public companies operate in countries with foreign exchange controls, such as South Africa, China, and India, and these restrictions are routine and ordinary.

The ability of the Company to control its affairs in China:

The Company's active Chinese subsidiary, TTY, which holds all the mineral properties is a "Wholly Foreign Owned Enterprise" ("WFOE") under PRC law. A WFOE is a limited liability company in which foreign (ie, non-Chinese) investors own all the equity interests in the company and no Chinese investors have any direct ownership. Consequently, the owners of the company, Continental Minerals Corporation ultimately in this case, have full control over the management and operation of TTY.

The usual way for a foreign company to invest into China has typically been in the form of a joint venture, which requires a domestic Chinese partner. The risk is that such a partner may be able to exercise a veto or to exert an influence on the operations and management of the company greater than its proportionate share would suggest.

Our Chinese subsidiary TTY has no such domestic Chinese partner, and accordingly, no such restrictions on its ability to conduct its affairs in China as management of the company sees fit (other than, of course, normal business laws which all companies are subject to).

The ability of the Company to repatriate its net assets:

Rule 5.04 of Regulation S-X applies when a registrant's restricted net assets of consolidated subsidiaries exceed 25 percent of its consolidated net assets. For a 100%-owned subsidiary, this means we need to consider all the subsidiary's net assets which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party, such as a lender, regulatory authority, or government.

Under the current rules a foreign company doing business in the PRC must open a "current account" and a "capital account". The current account is to be used for day-today business transactions and the capital account is to be used for inflows and outflows of capital, loans, and share capital funds.

The PRC permits free outflows of current account items, including the payment of interest on foreign-source debt and dividends from after-tax profits. All that is required is routine documentation to show that all income and business taxes have been properly paid, before such funds may be remitted overseas.

Repayments of principal and repatriation of contributed capital are considered capital account items, and require the approval of the State Administration for Foreign Exchange ("SAFE") pursuant to the country's foreign exchange controls regime.

While approvals are required for the repatriation of contributed capital and loan principal, these restrictions are primarily for the purposes of the SAFE to ensure proper execution of China's foreign exchange controls regime and to ensure that proper taxes have been paid.

As requested in your comment letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact either the writer at 604-684-6365.

Yours truly,
CONTINENTAL MINERALS CORPORATION

/s/ Paul Mann

Paul Mann
Director of Finance and Reporting

cc:	Lang Michener KPMG LLP